

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 11, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Zongwei Li
Chief Financial Officer
Yingli Green Energy Holding Company Limited
No. 3055 Middle Fuxing Road
Baoding 071051, People's Republic of China

> **Re:** **Yingli Green Energy Holding Company Limited**
> **Form 20-F for the Year Ended December 31, 2008**
> **Filed June 15, 2009**
> **File No. 001-33469**

Dear Mr. Li:

      We have reviewed your response filed on Edgar on December 22, 2009 and we have the following additional comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2008

Risk Factors, page 5

If the acquirer of the parent of our minority partner in Tianwei Yingli or any affiliate of such acquirer engages in sanctioned activities…, page 22

1.   We note your proposed disclosure for future filings. Please also disclose that certain of the sanctioned countries are identified by the U.S. State Department as state sponsors of terrorism and identify those countries. Clarify in which of those countries the entities discussed are reported to have had activities.

2.   We note in your response that Tianwei Baobian has the right to exchange its equity interest in Tianwei Yingli for your shares. Please note that to the extent Tianwei Baobian becomes a direct owner of your company or otherwise exercises control over you, we may have further comments about it and its parents' activities in countries designated as state sponsors of terrorism.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286, or Jay Mumford, Reviewing Attorney, at (202) 551-3637 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                                Sincerely,

                                                Kevin L. Vaughn
                                                Accounting Branch Chief